UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Announces Completion of Licensing Agreements in Key International Markets for Four Feature Films at Influential Cannes Film Festival

Feature Films Include Company’s ‘Winged Creatures,’ ‘The Deal,’ ‘Watching the Detectives’ and ‘Animal 2’

Cannes, France – May 23, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today that they have closed theatrical deals on several films in key international territories at the Cannes Film Festival. The licensing agreements further validate the Company’s high-growth business as it continues to expand its portfolio of film, television and DVD productions to be distributed in lucrative international and domestic markets.

The films include the star-studded “Winged Creatures,” sold to Imagem in Latin America; AVE in Greece; IL Film in Israel; Lusomundo in Portugal; Icon Entertainment in Australia and New Zealand; M&F in South Korea; Front Row in the Middle East; Monolith in Poland; Blitz in the former Yugoslavia; Lark Films Distribution in Hong Kong/Macau; and Entertainment in Motion for airlines and ships.

Additional closed territories sold on “Winged Creatures” include the Czech and Slovak Republics, Bulgaria, Romania and Hungary. Other major territories are currently in negotiation and those deals are expected to close shortly. “Winged Creatures,” currently in post-production, was acquired last week by Sony for U.S. theatrical distribution.

“Winged Creatures,” directed by Australian Rowan Woods (“Little Fish” “The Boys”) and produced by Robert Salerno (“21 Grams,” “Chapter 27,” “Delirious”), stars six of today’s most celebrated actors, 2007 Academy Award®-winner Forest Whitaker (“The Last King of Scotland” “Platoon”), 2007 Academy Award-winner Jennifer Hudson (“Dreamgirls”), 2007 Academy Award-nominee Jackie Earle Haley (“Little Children“ “Bad News Bears“), Screen Actors Guild Award-nominee Guy Pearce (“Memento,” “LA Confidential”), Screen Actors Guild Award-nominee Kate Beckinsale (“The Aviator,” “Pearl Harbor”) and Screen Actors Guild Award-nominee Dakota Fanning (“War of The Worlds,” “I Am Sam”).

Other films that Peace Arch sold at Cannes include the romantic comedy “The Deal,” starring William H. Macy (“Thank You For Smoking,” “The Cooler,” “Fargo”), Meg Ryan (“When Harry Met Sally,” “Sleepless In Seattle,” “You Have Mail”), LL Cool J (“Deep Blue Sea,” “Any Given Sunday”) and Elliott Gould (“Ocean’s Eleven,” “MASH”).

“The Deal” was directed by Steven Schachter and is based on the popular novel “The Deal: A Novel of Hollywood,” by Peter Lefcourt. The romantic comedy was sold to Fivia in Central and Eastern Europe; Imagem in Latin America; Entertainment in Motion for airlines and ships; AVE in Greece; IL Film in Israel; Luxor in Russia/CIS; Pa-Dora in Central and Eastern Europe; Lusomundo in Portugal; Front Row in the Middle East; and Moonlight for Benelux.

Also sold at Cannes, the romantic comedy "Watching the Detectives," which recently world premiered at the Tribeca Film Festival and is screening at Cannes. The film stars Cillian Murphy (“The Wind That Shakes The Barley” [Palme d'Or winner at 2006 Cannes Film Festival], “28 Days Later,” “Batman Begins,” “Red Eye,” “Girl With A Pearl Earring”) and Lucy Liu (“Charlie’s Angels,” “Kill Bill Vol. 1” & “Kill Bill Vol. 2,” “Lucky Number Slevin”). This new film was sold to Luxor in Russia/CIS; Lusomundo in Portugal; and Jaguar Distribution for in-flight entertainment.

The theatrical deals were negotiated by Julie Sultan, Peace Arch executive vice president of international theatrical sales. “Introducing strong new movies like ’Winged Creatures’ and ‘The Deal’ resulted in keen interest worldwide for all our titles,” said Ms. Sultan. “In addition to the deals already made, we have several more that we anticipate closing before the market ends, including territory sales for ‘Chapter 27,’ ‘Guantanamero,’ ‘In Tranzit’ and ‘Delirious.’”

Peace Arch completed deals for television and DVD rights on numerous films including the drama sequel “Animal 2” starring Ving Rhames to Moviebank in Benelux; Eagle Entertainment in Australia; Lusomundo in Portugal; and Bronson in Germany; DVD rights to Spain to TOT Media; thriller “Final Draft” starring James Van Der Beek to Lusomundo in Portugal; and Bronson in Germany; and family feature “Luna: Spirit of The Whale” starring Adam Beach and Jason Priestley to Lusomundo in Portugal.

In addition, the company sold TV and DVD rights to Bridge Rights in Benelux for the following titles: “Nightmare,” “Ultimate Killing Machine,” “The Last Sect,” and “Heartstopper,” and sold DVD rights to NU METRO in Australia for the three titles: “Bottom Feeder,” “Animal 2,” and Harm’s Way.”  Peace Arch’s international television and DVD sales are managed at Cannes by executive vice president Mary Herne and senior vice president Suzanne Barron.

In addition to Peace Arch Entertainment’s expanding library of motion pictures, the Company’s current line-up of feature films includes two of the favorites at the 2007 Sundance Film Festival: the drama "Chapter 27" starring Jared Leto and Lindsay Lohan. Also screening at Cannes is "Delirious," a comedy starring Steve Buscemi, Michael Pitt, Alison Lohman, Gina Gershon and Elvis Costello.

Interested investors are encouraged to read a recent Q&A with John Flock, President of Peace Arch, by visiting http://www.trilogy-capital.com/downloads/pae_q&a.pdf.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 23, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.